BIO

SECURI[TIES AND EXCHANGE CO]MMISSION

02021373

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50467

SEC MAIL PROCESSING RECEIVED FEB 27 2002 WASH. D.C. 354 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OLD DOMINION SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2881 EAST OAKLAND PARK BOULEVARD, SUITE 300
(No. and Street)

FORT LAUDERDALE	FL	33306
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN DELPRINCE (954) 563-7755
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMAN, ROSSIN & CO.
(Name — *if individual, state last, first, middle name*)

2699 SO. BAYSHORE DRIVE	MIAMI	FL	33133
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/21

OATH OR AFFIRMATION

I, JOHN DELPRINCE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OLD DOMINION SECURITIES, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

No exceptions.

Signature

PRESIDENT

Title

Notary Public

STEPHANIE LISA KING
MY COMMISSION # CC 762626
EXPIRES: August 22, 2002
Bonded Thru Notary Public Underwriters

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition. (Cash Flows)
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report on Internal Control required by SEC Rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Old Dominion Securities, Inc.
Ft. Lauderdale, Florida

We have audited the accompanying statement of financial condition of Old Dominion Securities, Inc. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Old Dominion Securities, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Miami, Florida
January 25, 2002

Kaufman, Rossin & Co.

OLD DOMINION SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS		
CASH (NOTE 5)	$	97,156
CLEARING DEPOSITS (NOTE 3)		30,005
RECEIVABLE FROM BROKER (NOTE 3)		100
OTHER ASSETS		9,971
	$	137,232
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities (Note 5)	$	27,500
LEASE COMMITMENT (NOTE 4)		
STOCKHOLDER'S EQUITY (NOTE 2)		109,732
	$	137,232

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Old Dominion Securities, Inc., (the Company) is a broker-dealer acting in an agency capacity, buying and selling securities for its customers and charging a commission.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Securities transactions and related commission income and clearing costs are reported on a trade date basis.

Income Taxes

The stockholder of the Company has elected for the Company to be treated as an S Corporation for income tax purposes. As such, the Company is not subject to income taxes since the income or loss is includible in the tax return of the stockholder.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2001, the Company's "Net Capital" was $99,761 which exceeded requirements by $94,761, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.28 to 1.

NOTE 3. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The primary clearing and depository operations for the Company's securities transactions will be provided by a brokerage firm whose principal office is in Birmingham, Alabama. At December 31, 2001, a $15,005 clearing deposit and a $100 receivable from broker were held by and due from this brokerage firm. Also at December 2001, the Company has a $15,000 clearing deposit at a brokerage firm whose principal office is in Boca Raton, Florida. The Company plans to transfer all its clearing and depository operations to the Birmingham based brokerage firm during 2002.

Deposits with Financial Institutions

The Company may during the course of operations, maintain cash deposits in excess of federally insured limits.

NOTE 4. LEASE COMMITMENT

In December 2001, the Company entered into a three year non-cancelable operating lease for its office facility located in Fort Lauderdale, Florida. Approximate future minimum lease payments for years subsequent to December 31, 2001 are as follows:

2002	$ 53,000
2003	56,000
2004	56,000
	$ 165,000

The Company occupied rent-free facilities provided by the stockholder of the Company through December 18, 2001.

NOTE 5. OTHER MATTERS

Securities and Exchange Commission Action

In November 2001, the Securities and Exchange Commission (SEC) began an inquiry into a relationship between the Company and an individual banned from the securities industry. In connection with this relationship, the SEC has issued a cease and desist order preventing the Company from engaging in any further activities with this individual. Additionally, management believes that the SEC will impose a fine of up to $10,000 against the Company. This amount has been included in accounts payable and accrued liabilities at December 31, 2001.

Private Placement

In connection with a private placement, the Company raised $11,000 which is deposited in an escrow account. Unless the Company raises $200,000, all monies collected will be returned to the prospective investors. As such, a liability for this escrow account is included in accounts payable and accrued liabilities in the accompanying statement of financial condition at December 31, 2001.